Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

June 28, 2016

Mr. Jim O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)

1933 Act Registration No. 33-87762

1940 Act Registration No. 811-08918

Dear Mr. O’Connor:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of June 24, 2016 with respect to Registrant’s Preliminary Proxy Statement filed on June 16, 2016.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You asked that the proxy statement clarify whether revoking a proxy by “returning a subsequently dated proxy to the Trust” includes voting again by Internet or Telephone.

Response: The disclosure will be revised as requested.

June 28, 2016

2.	You asked that the “Introduction and Background” section of the proxy statement include a statement that each Specialist Manager is paid directly by the Portfolio in addition to fees paid to the overall investment adviser.

Response: The disclosure will be revised as requested.

3.	In the Section of the proxy statement describing the proposal, you asked that disclosure be added stating the amount of the anticipated increase in overall advisory fees as well as the current and anticipated overall advisory fees.

Response: The disclosure will be revised as requested.

4.	In the Section of the proxy statement describing the factors considered by the Board in approving the proposal, you asked that the disclosure specifically state the Board’s conclusions with respect to the investment performance of the proposed Specialist Manager.

Response: The disclosure states that the Board concluded that the “nature and quality (including performance) of the services expected to be provided” by the proposed Specialist Manager are “reasonably likely to benefit the Portfolio.” Registrant believes that this accurately reflects the Board’s conclusions.

5.	With respect to the disclosure regarding the votes required for approval of matters at the special meeting, you requested that the disclosure clarify the fact that there will be no effect on the vote from broker non-votes because the only proposal in the proxy is non-routine.

Response: The disclosure will be revised as requested.

7.	You inquired as to what benefit to shareholders the pro forma fee tables in Appendix A provide.

Response: Registrant believes that pro forma fee tables provide an illustration of the anticipated effect of the proposed new agreements on the overall fee structure of the Portfolio.

Sincerely yours,

/s/ Don E. Felice

Don E. Felice